

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 18, 2010

<u>**via U.S. mail and facsimile**</u>

Mr. Dave Brown, Secretary
Dynamic Ventures Corp.
8776 East Shea Blvd, Suite B3A-615
Scottsdale, AZ 85260

        **RE:   Dynamic Ventures Corp.
               Form 8-K Item 4.01
               Filed November 10, 2010
               Form 8-K/A Item 4.01
               Filed November 17, 2010
               File No. 333-163913**

Dear Mr. Brown:

       We have completed our review of your filing and amendment and have no further comments at this time.

                          Sincerely,

                          Jenn Do
                          Staff Accountant